August 21, 1996


William L. Flaherty
11 Coburn Road
Weston, MA  02193


Dear Bill:

I am pleased to offer you the position of Vice President and Chief Financial Officer, responsible for Finance and Treasury, MIS, Legal, and Investor Relations, reporting to me.


SALARY

Your salary will be paid twice a month at a rate of ten thousand four hundred and sixteen dollars and sixty-seven cents ($10,416.67 semimonthly; $250,000.08 annualized). The initial pay period will be calculated based upon actual days worked.


INCENTIVE COMPENSATION

You will be eligible to participate in Avid's Executive Variable Compensation Program. Your target for 1996 will be 60% at plan (pro-rated for that portion of the fiscal year actually worked) which is based on the corporation achieving its R.O.I. objectives. Your bonus for 1996 will be guaranteed in the amount of 20% of your annualized salary, or $50,000. Your total targeted cash compensation is thus $400,000 on an annualized basis. This will be reviewed in January as part of our Executive Officer salary review.


STOCK OPTIONS

In addition, you will be issued, upon hire, an Incentive Stock Option, to the extent permitted by the Internal Revenue Code, and the balance shall be non-qualified options (both with vesting over a four year period, and an expiration of ten years) under Avid's 1995 Incentive Stock Option Plan for fifty thousand (50,000) shares of Avid Technology, Inc. Common Stock. The shares will be priced at the NASDAQ closing price on the Monday of the week in which you start work at Avid.


SIGNING BONUS

Avid will also provide you with a thirty thousand dollar ($30,000) signing bonus, which will be paid to you in your initial paycheck.


SEVERANCE AND CHANGE IN CONTROL

In the event of any sale of the business by merger, acquisition of assets, or other form of reorganization, the vesting of your initial stock option grant will be fully accelerated.

If Avid voluntarily terminates your employment without Cause, or if you voluntarily terminate your employment for Good Reason, (i) your initial stock option grant shall become vested and exercisable to the extent that such option would have become vested and exercisable if you had remained in the employ of Avid for an additional twelve months, and such options may be exercised until the end of the period during which you are receiving severance payments under this Agreement, and (ii) Avid shall pay you, in equal semi-monthly installments, a severance amount equal to your annual base salary at the time of termination; PROVIDED that if such termination occurs prior to the end of your second anniversary of the commencement of your employment, Avid shall also pay to you, during the second 12-month period following termination, on a semi-monthly basis, the amount by which your monthly base salary at the time of termination exceeds your monthly compensation from your new employer. During such severance period (12 or 24 months as applicable), you shall be entitled to continuation of health insurance and other fringe benefits, as permissible per plan provisions, until you find other employment. "Cause" shall mean willful misconduct, gross negligence or any crime involving moral turpitude. "Good Reason" shall mean a significant diminution in your duties or responsibilities or any acquisition of Avid that results in your no longer serving as CFO of an independent public company.


REVIEW OF PRESS RELEASE

You will have the right to review any press announcement, before it is released, which mentions your being appointed VP and CFO of Avid.


BENEFITS

Avid offers four weeks of paid vacation and ten paid holidays per year. The Company contributes 75% of the premium cost for medical, dental and vision coverage and 100% of the costs for life insurance (in the amount of two times your annual salary) and long term disability insurance. Additionally you will be eligible to participate in Avid's 401(k) Plan on the next enrollment date following your first three months of employment. A benefits summary is enclosed. Please call Kelli Boyle in our Human Resources department for more details. Kelli can be reached at (508) 640-3297. Detailed documentation will be provided on these benefits upon commencement of employment.

This offer is subject to our satisfactory review of all of your prior employment agreements for "non-compete" clauses under which you may be restricted in working for Avid and upon your furnishing proof that you are authorized for employment in the USA. All Avid employees are required to sign an Avid nondisclosure agreement upon acceptance and/or commencement of employment. You will also be required to complete an Immigration Department I-9 form for which you will need to bring certain documentation with you to Avid. A copy of both of these forms is enclosed for your review only; do not complete these documents until you meet with Human Resources. Please call if you have questions.

All of us at Avid look forward to welcoming you and I am confident of your potential as a valued and respected member of Avid's senior management team. Please confirm your acceptance of this employment offer by signing below and returning one of the original two copies of this letter (in the enclosed self-addressed envelope or hand carried) to Judith Oppenheim (MARKED CONFIDENTIAL).

Acceptance of this offer does not constitute an employment agreement and this letter is not to be construed as a guarantee of employment by the Company for any specific period or length of time.

If you have any questions regarding the position, please do not hesitate to contact me.

Sincerely,

/s/ W.J. Miller

William Miller
Chairman and Chief Executive Officer

/jdc
Enclosures


ACCEPTED:     /s/ William L. Flaherty    DATE:  Aug. 21, 1996


START DATE:   No later than September 16, 1996